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                                   FINANCIAL
                                   PROTECTION



                                                            Contact: Mary Taylor
Wednesday, May 17, 2006                                             212-314-5845
                                                   mary.taylor@axa-equitable.com


          AXA FINANCIAL, INC. VICE CHAIRMAN AND CHIEF FINANCIAL OFFICER

                   STANLEY B. TULIN TO RETIRE AT YEAR-END 2006

                        Will Serve As Vice Chair Emeritus

New York, May 17, 2006 - AXA Financial, Inc. today announced that Stanley B. Tulin, Vice Chairman and Chief Financial Officer of AXA Financial, Inc. and Executive Vice President and member of the executive committee of AXA Group, advised the company he will retire effective December 31, 2006. The announcement was made by Christopher M. "Kip" Condron, President and CEO of AXA Financial.

"Stan Tulin has earned a reputation as one of the finest financial, operational and actuarial strategists in the life insurance industry," said Mr. Condron. "He will continue to be a key member of the executive team and lead the talented group of executives in his organization through an orderly transition at year-end. Beyond 2006, he will be available to us in his capacity as Vice Chairman Emeritus."

In commenting on his decision, Mr. Tulin noted, "AXA Financial has a great management team with considerable talent and my main focus in the next seven months is being part of our continued success and working with Kip to manage a smooth succession process."

"In his capacity as an executive of the AXA Group, Stan Tulin has brought his considerable talents to bear in leading our life earnings analysis and embedded value reporting efforts as well as our global life and savings product development initiatives," said Denis Duverne, member of AXA Group's Management Board and Chief Financial Officer. "He has also been instrumental in enhancing our relationship with the investor community in the U.S. and in Europe. In that regard Stan will continue to be involved in our investor meetings and presentations throughout 2006."

Stan Tulin joined AXA Equitable in 1996 as Senior Executive Vice President and Chief Financial Officer. In 1997 he became Executive Vice President and Chief Financial Officer of AXA Financial and in 1998 was named Vice Chairman and a director of AXA Equitable.

Prior to joining AXA Equitable, Mr. Tulin was Co-Chairman of Coopers & Lybrand's Insurance Industry Practice, with broad responsibilities for services delivered to the life insurance industry, both domestically and internationally, including audit, tax, actuarial, management and systems consulting.

Before joining Coopers & Lybrand, L.L.P., Mr. Tulin was with Milliman & Robertson, Inc. for 17 years, where he developed a large actuarial and strategic planning group that addressed a broad range of industry issues, particularly mergers and acquisitions. From 1983 to 1988, he served as the consulting actuary to the Rehabilitators of the Baldwin-United Corporation Life Company subsidiaries in rehabilitation.

Mr. Tulin is a Fellow of the Society of Actuaries; member of the Board of Trustees of The Actuarial Foundation; Board member of the American Council of Life Insurers and a frequent speaker at actuarial and insurance industry conferences. Among other community activities, Mr. Tulin is a Board member and Treasurer of the Jewish Theological Seminary; member of the Board of Overseers at Brandeis University Graduate School of International Economics and Finance, and active in numerous cultural organizations.

ABOUT AXA

AXA Financial is one of the premier U.S. organizations in financial protection and wealth management through its strong brands: AXA Equitable Life Insurance Company, AXA Advisors, LLC, AllianceBernstein, L.P., Sanford C. Bernstein & Co., LLC, AXA Distributors, LLC, and the MONY family of companies, including MONY Life Insurance Company, and U.S. Financial Life Insurance Company. Member: NYSE, NASD, SIPC. AXA Financial had approximately $643.4 billion in assets under management as of December 31, 2005. AXA Financial is a member of the global AXA Group, a worldwide leader in financial protection and wealth management. AXA Group's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific region. AXA Group had $1.3 trillion in assets under management as of December 31, 2005. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depositary Share is also listed on the NYSE under the ticker symbol AXA.